Tivic Health Systems, Inc.

25821 Industrial Blvd., Suite 100

Hayward, CA 94545

(888) 276-6888

January 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Tivic Health Systems, Inc.

Registration Statement on Form S-1, as amended

File No. 333-268010

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Tivic Health Systems, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-268010), to become effective on Wednesday, January 25, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request as a confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Christopher L. Tinen, Esq. of Procopio, Cory, Hargreaves & Savitch LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Tinen at (858) 720-6320 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very Truly Yours,

Tivic Health Systems, Inc.

By:	/s/ Jennifer Ernst
Name: Jennifer Ernst
Title: Chief Executive Officer